Filed by The Cash Management Trust of America
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Companies:  The Cash Management Trust of America
Commission File No. 2-47940

The following letters were sent to retirement plan sponsors on April 23, 2009.

April 2009

Dear Plan Sponsor:

We would like to notify you of an important announcement about Capital Bank and Trust and American Funds.

Upcoming Proxy Vote (for Plans Offering The Cash Management Trust of America® and The U.S. Treasury Money Fund of AmericaSM) and the American Funds Money Market FundSM

Plans that currently offer The Cash Management Trust of America (CMTA) or The U.S. Treasury Money Fund of America (CTRS) will receive a proxy relating to a proposal to merge these funds into a new money market fund, the American Funds Money Market Fund (MMF), which we will introduce on May 1, 2009. The investment objective of MMF is to provide income while preserving capital and maintaining liquidity. MMF seeks to preserve the value of an investment at $1.00 per share.

In the current low interest rate environment, the fund initially will suspend payment of ongoing 12b-1 fees to financial professionals. The fund will have a 12b-1 plan, and future payment of 12b-1 fees to financial professionals will be contingent on the fund's yield.

How this will impact your plan
Assuming approval of the merger, plan investments in CMTA or CTRS will automatically be moved into MMF on the date of the merger. This includes the use of CMTA/CTRS:

•	as an investment option available to plan participants,
•	as the plan’s default investment, and/or
•	as the plan’s forfeiture account investment.

If you want to move impacted accounts to a fund other than MMF, please contact us by June 1, 2009 to ensure there is adequate time to make any adjustments.

In addition, if you previously executed an Automatic Rollover IRA Employer Agreement allowing American Funds to open IRAs for terminated employees with account balances between $1,000 and $5,000, please be aware that CMTA will no longer be used as the investment vehicle for automatic rollovers beginning May 1, 2009. At that time, MMF will become the investment vehicle for automatic rollovers.

This document is not an offer to sell and is not soliciting an offer to buy any securities of the funds. Shareholders of each fund are encouraged to read the applicable proxy statement when it becomes available because it contains important information regarding the proposed transactions. Shareholders will be mailed a proxy statement and proxy ballot and may obtain the proxy statement, as well as other relevant documents, for free on the SEC’s website at sec.gov. For The Cash Management Trust of America and The U.S. Treasury Money Fund of America, the proxy statement and other information may be found under the filings for American Funds Money Market Fund. You may also request a complimentary copy of the proxy statement by calling American Funds Service Company at 800/421-0180 or by writing to the secretary of the funds at 333 South Hope Street, Los Angeles, California, 90071.

Communicating with your plan’s participants
We encourage you to consider communicating the information related to the anticipated merger to your plan’s participants. To maintain fiduciary protection, you should notify your plan participants at least 30 days before the merger that, absent an affirmative election to move their CMTA or CTRS investments to another investment option under the plan, their CMTA or CTRS investments will automatically be moved into MMF on the date of the merger.  A sample notice has been enclosed with this letter for your convenience.

We will be sending you new forms that will include the updated information as they become available. If you have any questions, please call us at 800/421-0180, ext 65.

Thank you for your continued support of American Funds. We look forward to serving your company’s retirement plan needs for years to come.

Sincerely,

Capital Bank and Trust Company

Enclosure: Sample notice for plan participants

Investors should carefully consider the objectives, risks, charges and expenses of the American Funds and any other investments in their plan. This and other important information is contained in the prospectuses, which are available from the plan’s financial professional. Please read the prospectuses carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity, so investors may lose money.

April 2009

Dear Plan Sponsor:

We would like to notify you of an important announcement about Capital Bank and Trust and American Funds.

Upcoming Proxy Vote (for Plans Offering The Cash Management Trust of America® and The U.S. Treasury Money Fund of AmericaSM) and the American Funds Money Market FundSM

Plans that currently offer The Cash Management Trust of America (CMTA) or The U.S. Treasury Money Fund of America (CTRS) will receive a proxy relating to a proposal to merge these funds into a new money market fund, the American Funds Money Market Fund (MMF), which we will introduce on May 1, 2009. The investment objective of MMF is to provide income while preserving capital and maintaining liquidity. MMF seeks to preserve the value of an investment at $1.00 per share.

In the current low interest rate environment, the fund initially will suspend payment of ongoing 12b-1 fees to financial professionals. The fund will have a 12b-1 plan, and future payment of 12b-1 fees to financial professionals will be contingent on the fund's yield.

How this will impact your plan
Assuming approval of the merger, plan investments in CMTA or CTRS will automatically be moved into MMF on the date of the merger. This includes the use of CMTA/CTRS in investment option accounts.

If you want to move impacted accounts to a fund other than MMF, please contact us by June 1, 2009 to ensure there is adequate time to make any adjustments.

We will be sending you new forms that will include the updated information as they become available. If you have any questions, please call us at 800/421-0180, ext 65.

Thank you for your continued support of American Funds. We look forward to serving your company’s retirement plan needs for years to come.

Sincerely,

Capital Bank and Trust Company

This document is not an offer to sell and is not soliciting an offer to buy any securities of the funds. Shareholders of each fund are encouraged to read the applicable proxy statement when it becomes available because it contains important information regarding the proposed transactions. Shareholders will be mailed a proxy statement and proxy ballot and may obtain the proxy statement, as well as other relevant documents, for free on the SEC’s website at sec.gov. For The Cash Management Trust of America and The U.S. Treasury Money Fund of America, the proxy statement and other information may be found under the filings for American Funds Money Market Fund. You may also request a complimentary copy of the proxy statement by calling American Funds Service Company at 800/421-0180 or by writing to the secretary of the funds at 333 South Hope Street, Los Angeles, California, 90071.

Investors should carefully consider the objectives, risks, charges and expenses of the American Funds and any other investments in their plan. This and other important information is contained in the prospectuses, which are available from the plan’s financial professional. Please read the prospectuses carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity, so investors may lose money.